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File No. 70-8519

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 5 TO

FORM U-1 APPLICATION-DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

___________________________________________

TRANSOK, INC.
TRANSOK ACQUISITION COMPANY
TRANSOK GAS TRANSMISSION COMPANY
TRANSOK GAS GATHERING COMPANY
P.O. Box 3008
Tulsa, Oklahoma  74101

(Name of companies filing this statement and address of principal executive offices)

___________________________________________

CENTRAL AND SOUTH WEST CORPORATION

(Name of top registered holding company parent)

___________________________________________

Stephen J. McDonnell, Treasurer
Central and South West Corporation
P.O. Box 660164
Dallas, Texas  75202

A. Dean Fuller, President
Transok, Inc.
P.O. Box 3008
Tulsa, Oklahoma  74101

Joris M. Hogan
Milbank, Tweed, Hadley & McCloy
1 Chase Manhattan Plaza
New York, New York  10005

(Names and addresses of agents for service)

         Transok, Inc. ("Transok"), an Oklahoma corporation, is
a wholly owned non-utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). CSW has four principal electric operating utility subsidiaries: Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO") and West Texas Utilities
Company ("WTU") (collectively, the "Operating Companies").
          Transok, located in Tulsa, Oklahoma, is an intrastate natural gas transmission, gathering, storage, processing and marketing company. In addition to providing natural gas services in support of the fuel requirements of CPL, SWEPCO and WTU, Transok provides PSO with gas transportation services for all its gas requirements and gas storage to balance its daily gas use and administers all its gas supply contracts. As reported in the Certificate of Notification for the year ended December 31, 1994 filed with the Commission by Transok, in 1994 Transok derived $430,963,000 of revenues from other companies in the CSW system and $309,609,000 of revenues from non-associated companies. Transok's pipeline systems are located in Oklahoma, Texas and Louisiana. Transok also owns and operates seven gas processing plants, gas compression systems used in transmission and storage operations, and an underground gas storage reservoir in Oklahoma.
          Transok Acquisition Company ("TAC"), a Delaware corporation, is a wholly and directly owned non-utility subsidiary of Transok. Transok Gas Transmission Company ("Transmission") and Transok Gas Gathering Company ("Gathering") are Delaware corporations and wholly and directly owned non-utility subsidiaries of TAC. Transok, TAC, Transmission and Gathering (the "Applicant Companies") hereby file this Amendment No. 5 to the Form U-1 Application-Declaration in this File No. 70-8519 for the purposes of amending Items 3 and 6 and re-filing
Exhibit 7, so that the Application-Declaration reads in its
entirety as follows.
Item 1.   Description of Proposed Transactions
          (A)  The Mergers
          The Applicant Companies hereby request authority to simplify their corporate structure by combining TAC,
Transmission and Gathering into Transok by means of the merger transactions described below (the "Mergers"). The Mergers would simplify the corporate structure of Transok by eliminating one of its first-tier subsidiaries and two of its second-tier subsidiaries. Set forth in Exhibits 5 and 6 are diagrams of the current and proposed Transok corporate structures.
          By order dated September 26, 1991, the Commission authorized Transok's acquisition of the natural gas gathering, transmission and marketing business of TEX/CON Oil and Gas
Company ("TEX/CON"), a wholly owned subsidiary of BP Exploration, Inc. (HCAR No. 25385, File No. 70-7872, the "TEX/CON Order"). Transok acquired the natural gas gathering, transmission and marketing business ("GTM Business") of TEX/CON for the primary purpose of improving Transok's ability to provide the Operating Companies with a reliable and economical source of natural gas for their electric power generation needs.  TEX/CON's GTM
Business: (i) provided gathering and transportation services through interests in three major regional natural gas pipeline systems; (ii) marketed natural gas, through its own and other pipeline systems, to markets across the United States; and
(iii) through its interests in gas processing plants, processed volumes of natural gas and extracted natural gas liquids, marketing the gas and liquids to a variety of customers.
          TEX/CON had operated its GTM Business through assets owned directly by TEX/CON and indirectly through its wholly owned subsidiary, Lear Petroleum Corporation ("Lear"). Prior to the acquisition by Transok, TEX/CON transferred all its assets related to the GTM Business to Lear and its subsidiaries. On September 27, 1991, Transok, through its wholly owned subsidiary Transok Acquisition Company ("TAC"), purchased all of the outstanding common stock of Lear from TEX/CON, thereby acquiring the GTM Business. Effective October 25, 1991, Lear was merged into TAC, with TAC being the surviving entity. On December 17, 1991, TAC changed the names of three of the four Lear subsidiaries acquired from TEX/CON to Transok Gas Transmission Company, Transok Gas Company ("Marketing") and Transok Gas Gathering Company. On January 15, 1992, the fourth Lear subsidiary, a company organized under the laws of the Netherlands Antilles, was domesticated in Delaware under the name Transok Gas Processing Company ("Processing"). Thus, Transok is the direct and sole owner of TAC, and TAC is the direct and sole owner of the former operating subsidiaries of Lear and TEX/CON:
Transmission, Gathering, Processing and Marketing. The gas processing assets that Transok owned prior to the TEX/CON acquisition were transferred to Processing on December 31, 1992. On December 30, 1994, the Applicant Companies entered into an Agreement and Plan of Liquidation and Merger (the "Plan of Liquidation") pursuant to which, on that day, Transmission and Gathering declared and paid a dividend to TAC, and TAC declared and paid a dividend to Transok, of all the property, assets and rights of Transmission and Gathering that were in excess of capital and unearned surplus of Transmission, Gathering and TAC, respectively, in compliance with Rule 46 under the Act, including and subject to all of the liabilities and obligations related to the property, assets and rights transferred, except the following assets: (i) intercompany accounts receivable at least equal to the Common Stock account of each such Company; (ii) the shares of Common Stock of Transmission, Gathering, Processing and Marketing held by TAC; and (iii) property, assets, rights, liabilities and obligations of TAC not subject to the dividends from Transmission and Gathering. The Plan of Liquidation also provided for the Mergers, subject to the obtaining of the authority requested by this Application-Declaration.
          Transok currently has two first-tier subsidiaries, TAC and Transok Properties, Inc. ("Properties"), a corporation that holds a 50% interest in the partnership that owns Transok's headquarters office building in Tulsa pursuant to authorization from the Commission (HCAR No. 35-25704, File No. 70-8065,
December 11, 1992). Transok currently has four-second-tier subsidiaries, Transmission, Gathering, Processing and Marketing. After the Mergers, Transok would have no second-tier subsidiaries and three first-tier subsidiaries, Processing, Marketing and Properties. The Mergers would be accomplished by (i) the merger of TAC into Transok, with Transok being the surviving corporation, and (ii) the subsequent mergers of Transmission and Gathering into Transok, with Transok being the surviving corporation. The first merger would result in all subsidiaries of Transok being first-tier subsidiaries, by operation of law and without action on the part of any such subsidiaries. Those subsidiaries would be Transmission, Gathering, Processing, Marketing and Properties. The second merger would result in the elimination of Transmission and Gathering as subsidiaries. As a result of the Mergers, Transok would acquire all of the assets and assume all of the liabilities of TAC, Transmission and Gathering. Each outstanding share of capital stock of Transok would remain unchanged, with the same rights, privileges and preferences as before the Mergers. Each outstanding share of
TAC, Transmission and Gathering would be cancelled and extinguished. The current Transok corporate structure is shown in Exhibit 5, and the proposed Transok corporate structure after the Mergers is shown in Exhibit 6.
          The dividends declared and paid by Transmission, Gathering and TAC have been accounted for in accordance with generally accepted accounting principles applicable to liquidating dividends. The assets and liabilities of TAC, Transmission and Gathering were transferred to Transok at their book values. The liquidating dividends did not result in any change in the consolidated financial statements of Transok.
          Transok believes that the liquidating dividends and the Mergers will result in several benefits and efficiencies, including (i) a fairer valuation of the assets of Transmission and Gathering for purposes of the Oklahoma ad valorem tax, resulting in estimated annual tax savings of approximately $500,000; (ii) simplified and less costly internal and external accounting operations; (iii) reduced and less costly administrative functions in order to meet regulatory compliance and reporting requirements; (iv) reduced managerial and administrative activities of the relevant businesses; and (v) simplified and less costly contracting procedures for both Transok and its customers.
          (B)  The Transfer of Gas Compression Assets
          Transok also hereby requests authority to transfer certain natural gas compression assets from Transok to
Processing.  Such compression assets consist of compressors
having an aggregate undepreciated cost of approximately $92 million and ancillary measuring, regulating and other equipment, tanks and rights-of-way having an aggregate undepreciated cost of approximately $5 million (the "Compression Assets"). The Compression Assets are used to compress natural gas in the course of its gathering, transportation and storage. The transfer of the Compression Assets from Transok to Processing would result in their reclassification for purposes of the Oklahoma ad valorem tax, resulting in estimated annual tax savings of between
$300,000 and $400,000. The transfer would be accounted for as a contribution by Transok to the capital of Processing.
Item 2.   Fees, Commissions and Expenses
          The estimate of the fees to be paid or incurred by CSW and Transok in connection with the transactions are as follows:
     Holding Company Act Filing Fee.................     $  2,000*


     Counsel Fees:
          Milbank, Tweed, Hadley & McCloy...........    15,000

     Miscellaneous and incidental expenses,
          including travel, telephone, copying
          and postage...............................     1,000

                                             Total     $18,000

____________________
*    Actual amount.
Item 3.   Applicable Statutory Provisions
          Sections 9(a), 10 and 12(c) of the Act and Rules 23, 42 and 43 promulgated thereunder are or may be applicable to the proposed Mergers, inasmuch as the Mergers may be considered as involving the acquisition, retirement or redemption of securities by the issuers thereof upon the mergers of the issuers into their respective parent companies. Section 12(f) of the Act and Rule 45(a) thereunder are or may be applicable to the proposed transfer of the Compression Assets, as a capital contribution, from Transok to Processing. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transactions, CSW and the Applicant Companies request appropriate orders thereunder.
          No proceeds from the transactions proposed herein will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
          CSW Northwest GP, Inc., CSW Northwest LP, Inc., CSW Development-3, Inc. and Northwest Power Company, LLC (collectively, the "CSW EWG's"), each an indirect subsidiary of CSW, are the only EWGs in which CSW has equity interests. CSW, through its subsidiary CSW Energy, Inc., has invested an aggregate of $3,500 in the CSW EWG's as of September 30, 1995, or less than 1% of $1.83 billion, the average of CSW's consolidated retained earnings for the four consecutive quarters ended September 30, 1995 ("Average Retained Earnings"). Seeboard plc, a regional electric company organized in the United Kingdom in which CSW holds an indirect 27% equity interest, is the only FUCO in which CSW has an equity interest. CSW, through its subsidiary CSW International, Inc., had invested approximately $680 million in Seeboard as of November 15, 1995, or approximately 37% of Average Retained Earnings. CSW thus satisfies Rule 53(a)(1).
CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying
Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
          None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
Item 4.   Regulatory Filings and Approvals
          No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.
Item 5.   Procedure
          The Applicant Companies request that the Commission issue and publish not later than November 18, 1994, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than December 9, 1994, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission, and that the Commission enter not later than December 12, 1994 an appropriate order granting and permitting this Application-Declaration to become effective.
          The Applicant Companies respectfully request that appropriate and timely action be taken by the Commission in this matter in order to permit consummation of the Mergers on or prior to December 30, 1994 in order to be able to realize the benefits and efficiencies referred to above during the full 1995 year and to have an appropriate transaction date for accounting and regulatory compliance and reporting purposes. In any event, the Applicant Companies request that the order granting and permitting the Application-Declaration to become effective be made effective by the Commission (with retroactive effect if necessary) as of a date not later than December 30, 1994.
          No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Corporate Regulation of the Commission may assist in the preparation of the Commission's decision on this matter. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and the Applicant Companies respectfully request that any such order be made effective immediately upon the entry thereof.
Item 6.   Exhibits and Financial Statements
          Exhibit 1 -    Preliminary opinion of Milbank, Tweed,
                         Hadley & McCloy, counsel for Transok
                         (previously filed).

          Exhibit 2  -   Final or "past tense" opinion of
                         Milbank, Tweed, Hadley and McCloy,
                         counsel for Transok (to be filed with
                         Certificate of Notification).

          Amended
          Exhibit 3  -   Proposed Notice of Proceeding
                         (previously filed).

          Exhibit 4  -   Balance Sheet as of September 30, 1994,
                         and Statement of Income for the 12
                         months ended September 30, 1994, of
                         Transok and consolidated subsidiaries
                         (previously filed).

          Exhibit 5  -   Current Corporate Structure of Transok,
                         Inc. System Companies (previously
                         filed).

          Exhibit 6  -   Proposed Corporate Structure of Transok,
                         Inc. System Companies (previously
                         filed).

          Exhibit 7  -   Agreement and Plan of Liquidation and
                         Merger.


Item 7.   Environmental Effects
          The proposed transaction does not involve major federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


                       S I G N A T U R E
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
          DATED:  November 28, 1995

                              TRANSOK, INC.


                              By: /s/ A. DEAN FULLER
                                   A. Dean Fuller
                                   President and
                                   Chief Executive Officer


                              TRANSOK ACQUISITION COMPANY


                              By: /s/ A. DEAN FULLER
                                   A. Dean Fuller
                                   President and
                                   Chief Executive Officer


                              TRANSOK GAS TRANSMISSION COMPANY


                              By: /s/ A. DEAN FULLER
                                   A. Dean Fuller
                                   President and
                                   Chief Executive Officer


                              TRANSOK GAS GATHERING COMPANY


                              By: /s/ A. DEAN FULLER
                                   A. Dean Fuller
                                   President and
                                   Chief Executive Officer



















INDEX OF EXHIBITS

  EXHIBIT                                         TRANSMISSION
  NUMBER                      EXHIBIT                METHOD

    1           Preliminary opinion of Milbank,
                Tweed, Hadley &  McCloy, counsel
                for Transok (previously filed).        --

    2           Final or "past tense" opinion of
                Milbank, Tweed, Hadley & McCloy,
                counsel for Transok (to be filed
                with Certificate of Notification).     --

    3           Amended Proposed Notice of Proceeding
                (previously filed).                    --

    4           Balance Sheets as of September 30,
                1994, and Statement of Income for
                the 12 months ended September 30,
                1994, of Transok and consolidated
                subsidiaries (previously filed).       --

    5           Current Corporate Structure of
                Transok, Inc. System Companies
                (previously filed).                    --

    6           Proposed Corporate Structure of
                Transok, Inc. System Companies
                (previously filed).                    --

    7           Agreement and Plan of Liquidation
                and Merger.                         Electronic